SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                ________________

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)
              AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No. ___)*


                             CIRCUIT CITY STORES, INC.
                                 (Name of Issuer)

                   Car Max Group Common Stock, $0.50 par value
                         (Title of Class of Securities)

                                    172737306
                                  (CUSIP Number)

                                   October 27, 1999
               (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

___________

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172737306                                   Page 2 of 5 Pages



 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ORBIS INVESTMENT MANAGEMENT LIMITED


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)

                                                                 (b)  X

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

              5   SOLE VOTING POWER

                  1,557,000

              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALLY
   OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  1,557,000
PERSON WITH

              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,557,000

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES* [X]

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.5%

 12  TYPE OF REPORTING PERSON*

     IA

                  *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 172737306                                  Page 3 of 5 Pages



 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ORBIS ASSET MANAGEMENT LIMITED


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)

                                                                  (b)  X

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

              5   SOLE VOTING POWER

                  97,000

              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALLY
   OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  97,000
PERSON WITH

              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     97,000

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES* [X]

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.4%

 12  TYPE OF REPORTING PERSON*

     IA

                  *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 172737306                                  Page 4 of 5 Pages


                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 Schedule 13G
                   Under the Securities Exchange Act of 1934


Item 1(a)   Name of Issuer:
       Circuit City Stores, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
       9950 Mayland Drive
       Richmond, VA  23233

Item 2(a)   Name of Person(s) Filing:
       Orbis Investment Management Limited
       Orbis Asset Management Limited

Item 2(b)   Address of Principal Business Office:
       34 Bermudiana Road
       Hamilton HM11 Bermuda

Item 2(c)   Citizenship:   N/A

Item 2(d)   Title of Class of Securities:
       CarMax Group Common Stock

Item 2(e)   CUSIP Number:
       172737306

Item 3   The person(s) filing is(are):

       If this statement is filed pursuant to Rule 13d-1(c), check this box [X]

Item 4   Ownership

Orbis Investment Management Limited ("OIML") and Orbis Asset Management Limited ("OAML") are together making this filing because they may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Information with respect to each of OIML and OAML (collectively, the "Reporting Persons") is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person.

OIML is the beneficial owner of 1,557,000 shares or 6.5% of the 23,960,463 shares of CarMax Group Common Stock believed to be outstanding. OIML disclaims beneficial ownership of the 97,000 shares of CarMax Group Common Stock beneficially owned by OIAL.

OIAL is the beneficial owner of 97,000 shares or 0.4% of the 23,960,463 shares of CarMax Group Common Stock believed to be outstanding. OIAL disclaims beneficial ownership of the 1,557,000 shares of CarMax Group Common Stock beneficially owned by OIML.

CUSIP No. 172737306                                  Page 5 of 5 Pages



Item 5   Ownership of 5% or Less of a Class: N/A

Item 6   Ownership of More than 5% on Behalf of Another Person:

Orbis Global Equity Fund Limited has the right to receive dividends from, or the proceeds from the sale of, the 1,557,000 shares of CarMax Group Common Stock beneficially owned by OIML.

Orbis Optimal Global Fund LP has the right to receive dividends from, or the proceeds from the sale of, the 97,000 shares of CarMax Group Common Stock beneficially owned by OIAL.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
       Company: N/A

Item 8   Identification and Classification of Members of the Group:  N/A

Item 9   Notice of Dissolution of the Group:  N/A

Item 10   Certification


       By signing below the undersigned certify that to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   Signatures

       After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

        Date:          November 3, 1999


        ORBIS INVESTMENT MANAGEMENT LIMITED


        BY: /s/ James J. Dorr
            General Counsel and Secretary

        ORBIS ASSET MANAGEMENT LIMITED

         BY: /s/ James J. Dorr
            General Counsel and Secretary




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